SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
____________________

SCHEDULE 14D-9
____________________

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
____________________

Amendment No. 1
____________________

ENGELHARD CORPORATION
(Name of Subject Company)

ENGELHARD CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
____________________

292845104
(CUSIP Number of Class of Securities)
____________________

Arthur A. Dornbusch II
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenneth W. Orce, Esq.
W. Leslie Duffy, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this amendment is to amend and supplement Items 8 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) previously filed by Engelhard Corporation, a Delaware corporation, on January 23, 2006, and to add additional Exhibits and to revise the Exhibit Index accordingly.

Item 8  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“On January 27, 2006, BASF announced that it had nominated Mr. Julian A. Brodsky and Mr. John C. Linehan for election to the Board of Directors of the Engelhard at the 2006 annual meeting of Engelhard’s stockholders. The press release announcing Engelhard’s statement in response to BASF’s announcement is filed herewith as Exhibit (a)(10).”

Item 9  Exhibits

The following exhibits are filed with this statement.

Exhibit No.	Description
(a)(1)	Letter to Shareholders of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(2)	Text of email to Employees of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Office of Engelhard Corporation.*
(a)(3)	Press Release, dated January 23, 2006.*
(a)(4)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(5)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(6)	Letter to Barry W. Perry, dated December 22, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(7)	Letter to Barry W. Perry, dated December 27, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(8)	Letter to the Board of Directors of Engelhard Corporation, dated January 3, 2006, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(9)	Letter to Dr. Jürgen Hambrecht, Chairman of BASF, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(10)	Press release, dated January 27, 2006.

(e)(1)
Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on October 29, 1998).

Exhibit No.	Description

(e)(2)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to Form 10-Q filed with the SEC on August 13, 2001).
(e)(3)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorporated by reference to Form 10-K filed with the SEC on March 21, 2002).
(e)(4)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).
(e)(5)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorporated by reference to Form 10-K filed with the SEC on March 11, 2004).
(e)(6)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form 10-Q filed with the SEC on May 8, 2003).
(e)(7)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of December 15, 2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).
(e)(8)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by reference to the 2001 Proxy Statement filed with the SEC on March 26, 2002).
(e)(9)	Engelhard Corporation Stock Option Plan of 1991 - conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(e)(10)
Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b) Officers), effective February 1, 2001 - conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(11)
Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1, 1985 - conformed copy includes amendments through October 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(12)
Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7, 1987 - conformed copy includes amendments through December 2002 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(13)
Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986 - conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(14)
Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986 - conformed copy includes amendments through October 1998 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(15)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on November 8, 2004).
(e)(16)
Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989) - conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(17)
Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993) - conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

Exhibit No.	Description
(e)(18)
Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985 - conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(19)
Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective January 1, 1989 - conformed copy includes amendments through February 2001 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(20)
Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of October 2, 2003 (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on November 13, 2003).

(e)(21)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).
(e)(22)
Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4, 1995 - conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(23)
Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4, 1995 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(24)
Engelhard Corporation Deferred Stock Plan for Non-Employee Directors - conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(25)
Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004).

(e)(26)
Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004).

(e)(27)
Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004).

(e)(28)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(29)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(30)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(31)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).

Exhibit No.	Description

(g)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENGELHARD CORPORATION

By:  /s/ Michael A. Sperduto
        Name: Michael A. Sperduto
        Title: Vice President and Chief Financial
                   Officer

Dated: January 27, 2006

Exhibit (a)(10)

Engelhard Comments on BASF Announcement

ISELIN, N.J., January 27, 2006 -- Engelhard Corporation (NYSE: EC), one of the largest surface and materials science companies in the world, today issued the following statement in response to BASF's (NYSE: BF) announcement that it has nominated two candidates for election to the Engelhard Board of Directors at the company's 2006 Annual Meeting of stockholders:

“On January 23, 2006, the Engelhard Board of Directors rejected BASF's unsolicited tender offer as inadequate and authorized the management team to explore strategic alternatives, including the sale of the company, to seek to maximize stockholder value. Based on conversations with our stockholders and in light of the fact that Engelhard's common shares have consistently traded in substantial volumes above BASF's $37 per share offer price since the day BASF publicly announced its intention to commence a tender offer, we believe that the market concurs with our Board's assessment.

"The Board asks Engelhard stockholders to support its efforts to maximize value by taking no action at this time with respect to BASF's potential proxy solicitation and outstanding tender offer. Given the company's unique market position and attractive growth opportunities, the Board believes that the process we have embarked on could deliver higher value to stockholders than BASF's Offer."

Engelhard Corporation is a surface and materials science company that develops technologies to help customers improve their products and processes. A Fortune 500 company, Engelhard is a world-leading provider of technologies for environmental, process, appearance and performance applications. For more information, visit Engelhard on the Internet at www.engelhard.com.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, internal and external, that may cause Engelhard's actual future activities to be materially different from those suggested or described in this document. These risks, uncertainties and contingencies include those set forth in Engelhard's Annual Report on Form 10-K, and other factors detailed from time to time in its other filings with the Securities and Exchange Commission (the "SEC"). Engelhard does not undertake any obligation to update or advise upon any such forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Additional Information and Where To Find It

This announcement does not constitute an offer or invitation to purchase any securities. In connection with the proposed transaction, BASF filed a Tender Offer Statement on Schedule TO on January 9, 2006 and amended it on January 18, 2006. Engelhard has filed certain materials with the SEC, including a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the offer materials and other documents filed by Engelhard or BASF with the SEC at the SEC's website at http://www.sec.gov. In addition, investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement, as well as Engelhard's related filings with the SEC, from Engelhard by directing a request to Engelhard Corporation, 101 Wood Avenue, Iselin, New Jersey 08830, Attention: Investor Relations or at 732-205-5000.

Copies of the company's letter to stockholders and Schedule 14D-9 may also be obtained from MacKenzie Partners, Inc. by calling 1-800-322-2885 toll free or at 1-212-929-5500 collect or by e-mail at Engelhard@mackenziepartners.com

SOURCE: Engelhard Corporation
Media:
Engelhard Corp.
Ted Lowen, 732-205-6360
or
Investor Relations:
Engelhard Corp.
Gavin A. Bell, 732-205-6313
or
Joele Frank, Wilkinson Brimmer Katcher
Dan Katcher / Eden Abrahams, 212-355-4449